

Pete Flint General Partner, NFX

LEAD INVESTOR ?

Invested **$100,000** this round + **$2,800,000** previously

As a serial entrepreneur who built Trulia from 0 to a $3.5B merger with Zillow and lastminute.com into a $1B acquisition by Travelocity/Sabre Holdings, I know what it takes to build a tech company. I am happy to place my support behind Chad and the Jupiter team as lead investor of this community round. At NFX, we are investing in Jupiter's vision to transform the grocery shopping experience. With Jupiter, the 150M+ Americans who get recipe inspiration from TikTok, Reels, and YouTube can now use quick-link shoppable recipes to have groceries delivered effortlessly. Additionally, over 200K recipe publishers can now tap into a massive $846B grocery market, all while collectively creating a verticalized food ads network. Jupiter's dual revenue model - grocery commissions and food brand ad revenue - positions the company to become the foodtech leader consumers love. What convinced me to lead this round is the impressive traction Jupiter has delivered, from a strategic partnership with Instacart to ad deals with Simple Mills and Kerrygold. Jupiter is cash-flow positive and we expect the Jupiter team to carry this strong momentum into 2025.